NU HORIZONS ELECTRONICS



TOUCHING the Future of Technology

2008 Annual Report

NU HORIZONS ELECTRONICS CORP., is a leading global distributor of advanced technology semiconductor, display, illumination and system solutions to a wide variety of commercial original equipment manufacturers (OEMs) and electronic manufacturing services providers (EMS). With sales facilities in 52 locations across North America, Europe and Asia and regional logistics centers throughout the globe, Nu Horizons Electronics Corp. partners with a limited number of best-in-class suppliers to provide in-depth product development, custom logistics and life-cycle support to its customers.

NIC COMPONENTS CORP. is a wholly-owned subsidiary of Nu Horizons Electronics Corp. and is a designer, manufacturer and worldwide supplier of passive components. NIC sells directly, and through leading distributors, in more than fifty countries with stocking facilities in Asia, Europe, Mexico and the United States. NIC is "designed-in" as a qualified source of passive components by over ten thousand OEMs.

TITAN SUPPLY CHAIN SERVICES CORP., a wholly-owned subsidiary of Nu Horizons Electronics Corp., provides global contract supply chain solutions. Titan's information services, global fulfillment expertise, regional logistics centers, and tailored customized solutions, enable its customers to service their global business needs.

NUHC INC., located in Toronto, Canada, is a wholly-owned subsidiary of Nu Horizons Electronics Corp. and is the Canadian distribution outlet for Nu Horizons Electronics Corp.

NU HORIZONS ELECTRONICS ASIA PTE LTD., located in Singapore, is a wholly-owned subsidiary of Nu Horizons Electronics Corp.

NU HORIZONS ELECTRONICS LIMITED, located in Coventry, England, is a wholly-owned subsidiary of Nu Horizons Electronics Corp.

NU HORIZONS ELECTRONICS GmbH, located in Munich, Germany, is a wholly-owned subsidiary of Nu Horizons Electronics Corp.

NIC COMPONENTS EUROPE LIMITED, located in Buckingham, England, is a majority-owned subsidiary of Nu Horizons Electronics Corp. and is the sales, marketing and distribution outlet for NIC Components Corp. product in Europe.

NIC COMPONENTS ASIA PTE LTD., located in Singapore, is a majority-owned subsidiary of Nu Horizons Electronics Corp. and is the sales, marketing and distribution outlet for NIC Components Corp. product in Asia.

NU HORIZONS INTERNATIONAL CORP., another wholly-owned subsidiary, is a worldwide export distributor of electronic components.


Headquarters
Sales Location
Global EMS Service Center
Distribution Center

Suppliers

Nu Horizons demonstrates its strong customer focus with an unwavering commitment to lower costs, shorter product development times and improved product quality. In addition, cultivating robust alliances with a portfolio of industry-leading manufacturers delivers more value-added products and services to our customers. Having a customer-centric business is most important to Nu Horizons, and to achieve that, we will continue to pursue new partnerships, finding the ideal technologically advanced solutions that continuously enhance our services offering.

Markets Served

- Appliances
- Audio
- Automotive
- Avionics
- Cable TV
- Communications
- Computer Peripherals
- Consumer Products
- Contract Manufacturing
- Data Communications
- Debit Card Systems
- Entertainment
- Factory Automation
- Games
- Global Positioning
- Graphics
- Hand Held Computing
- Imaging
- Internet Service Providers
- Instrumentation
- Industrial Control
- Medical Electronics
- Microwave Communications
- Military
- Multi Media
- Networking
- Office Automation
- Personal Computing
- Power Supplies
- Robotics
- Systems Integration
- Telecommunications
- Test and Measurement
- Video
- Wireless & Cellular

AKM AKM Semiconductor Inc.
Allegro
CEL
Chip(x)
Digi
EMERSON. Network Power
EXAR Powering Connectivity
Micron
Midcom
muRata Ps Murata Power Solutions
N2Power
NORDIC SEMICONDUCTOR
OKI
OmniVision.
ON
OSRAM
PA SEMI
ST
Sun microsystems
Supertex inc.
SynQor
TERIDIAN. SEMICONDUCTOR CORP.

Finisar
gennum
GSI TECHNOLOGY
IDT
ISSI Integrated Silicon Solution, Inc.
IXYS
LT LINEAR TECHNOLOGY
MARVELL
MICREL Innovation Through Technology™
PERICOM Enabling Serial Connectivity
ple PLETRONICS
RENESAS
SHARP MICROELECTRONICS OF THE AMERICAS
Silicon Image.
SILICON LABS
SiliconMotion
SMSC SUCCESS BY DESIGN
TOSHIBA Leading Innovation
VITESSE
winbond
XILINX



Richard Schuster
President, Chief Operating Officer, Secretary and Director



Arthur Nadata
Chairman of the Board, Chief Executive Officer & Director

To Our Shareholders

Fiscal year 2008 marked a year of celebration for Nu Horizons as we entered into our 25th year as a leading distributor of advanced technology semiconductor, display, illumination, power and system solutions. We achieved record revenue, both overall and in our core semiconductor distribution business. Nu Horizons Electronics also was formally recognized by *Purchasing* magazine as the eighth largest North American electronic component distributor, and by *EETimes* magazine as the tenth largest global distributor. In addition, we expanded our customer base by more than 12% on a worldwide basis year to year, generating well over 1,000 new customer engagements with growth in all three geographies – North America, Asia Pacific (APAC) and Europe.

Net sales for the year ended February 29, 2008 totaled $747 million, an 11.8% increase from $668.6 million in net sales for fiscal 2007. Our year-over-year sales growth in our core business was 20%, including growth of 55% in APAC and 161% in Europe, and a 4% decline in the Americas. Net income for fiscal 2008 was $2.5 million, in comparison to $7.7 million in fiscal 2007. Diluted earnings per share were $.14 compared with $.41 per diluted share in the same period last year. Overall gross profit margin for the year ended February 29, 2008 was 16.1% as compared to 17.1% in the prior year due to changes in our sales mix including a higher volume of lower margin business in APAC.

The Company's results in fiscal 2008 include a number of items that impacted comparability with fiscal 2007. Excluding those items, on a proforma basis diluted earnings per share would have been $.44 compared to $.41 per diluted share in the comparable period in the prior fiscal year. Those items were:

- Professional fees of $4,063,000 (including interest and penalties) associated with the restatement of our financial statements and the SEC inquiry and the Company's related internal investigation in the action entitled, "In the matter of Vitesse Semiconductor."
- Net losses related to the commencement of operations in Germany in fiscal 2008 of $2,698,000 due to this operation being a "Start-Up". Net losses are being deducted to arrive at proforma core earnings, excluding our Start-Up investment.

We grew top line revenue quarter to quarter throughout the year and believe we gained share in semiconductor sales through distribution in all regions of the world. In anticipation of achieving our first $1 billion revenue year, we upgraded and expanded our logistics capabilities with the opening of new state of the art distribution centers in Southaven, Mississippi (March 2007) and Hong Kong, China (September 2007) which are designed to further improve our infrastructure. We dramatically strengthened and expanded our supplier partnerships, adding 20% to our served market in the Americas and expanding our key partnerships around the globe. This includes new distribution relationships for:

- Chip-X's structured ASICs, embedded arrays and standard cell ASICs throughout North America and Europe, with global fulfillment.
- Emerson Network Power's standard and custom AC-DC and DC-DC power conversion products on a global basis.
- Finisar's high-speed data communications products throughout North America.
- IBM's server and storage solutions within the United States.
- Micron's full line of DRAM, memory modules, Mobile DRAM, PSRAM, NAND Flash, and Multichip Packages throughout North America.
- OmniVision's high-performance analog and digital image sensors and its image processors throughout North America and the United Kingdom.
- Optrex's complete line of Liquid Crystal Displays throughout the Americas.
- Silicon Image's VastLane™ High Definition Multimedia Interface (HDMI) and Digital Video Interface processors, PinnaClear integrated video processors and SteelVine storage processors within the Americas.
- Silicon Motion's low-power embedded graphics controllers and high-performance CF/ATA/IDE/USB controllers for MLC & SLC flash memory throughout North America and the Caribbean.

In addition, we expanded distribution agreements with:

- Atmel – from the UK into the Americas.
- Exar – from North America, select locations in APAC and the UK to a global franchise.
- Gennum – from the UK to a global franchise.
- ISSI – from the Americas to a global franchise.
- Murata Power Solutions – from North America and APAC to a global franchise.
- N2Power – from the UK to a global franchise.
- RF Monolithics (RFM) – from the Americas, UK and Germany into APAC.
- SynQor – from the UK into North America and APAC.

We began to see operating margin leverage in APAC in fiscal 2008 from our long term expansion strategy there. We now have established facilities in all of the major markets in APAC and the majority of the mid-tier markets, and as a result our operating costs have begun to reduce substantially as a percentage of revenue. To better support growing regional customer requirements, our sales and technical teams grew in most of our major APAC branches. This past year we established a team in Hangzhou, China, and continued expansion within India with a facility opening in Chennai. We also strategically expanded our distribution business into Ho Chi Minh City, Vietnam. This newly established presence in Vietnam, which is believed to be the next emerging electronics market in Asia after China and India, is designed to provide Nu Horizons with a low-cost advantage coupled with favorable government policy. We have also moved into a larger Penang office and added resources in Nanjing, China.

We anticipate further expansion within the APAC region and that our growing portfolio of leading suppliers and customers will continue to strengthen our reputation as a viable source for semiconductor products and designs. As evidence of our success,

Electronics Supply & Manufacturing, China (ESMC) has named Nu Horizons in its annual Electronics Distributor Survey the 2008 ESMC Reader's Most Preferred Overseas Distributor designation, representing the 3rd consecutive year Nu Horizons has been recognized in the electronic component distribution industry in mainland China.

In Europe, we saw our acquisition of DT Electronics in the UK provide leverage and dramatic growth from $17 million in fiscal 2007 to $49 million in fiscal 2008. We continued our European expansion by entering Central Europe, which is the largest market in Europe, accounting for approximately 40% of the Distribution Total Available Market in Europe. In May 2007, Nu Horizons introduced start up subsidiary Nu Horizons Electronics GmbH, headquartered in Munich, Germany. Within forty five days of entering the German market we announced the acquisition of Dacom-Süd Electronic Vertriebs GmbH, a franchised electronic component distributor that employed a business philosophy similar to Nu Horizons of carrying a limited line card with a focus on application support for customers together with effective demand creation for suppliers. The majority of our top semiconductor suppliers have supported these moves by authorizing us in both the United Kingdom and Germany. We have expanded into Eastern Europe with the recent addition of sales coverage in Poland and the Czech Republic. We intend to continue to evaluate opportunities for expansion in additional overseas markets.

NIC Components Corp., our passive components subsidiary, had a relatively flat performance for fiscal 2008. Sales in Europe did increase but were offset by lower numbers in North America and Asia. Some attrition of business came from pricing pressures due to an over-capacity market and fluctuating exchange rates. In addition, several customer programs were curtailed or cancelled. Growth in NIC's specialty products; however, was on track, and consequently gross profit margins were slightly elevated. NIC has sought to increase sales and maximize its margins without sacrificing product quality by allowing more production from its Taiwan and Japanese suppliers to move to lower cost regions while NIC's engineering team monitors quality assurance. NIC's partner, Nippon Industries, continues to perform reliability testing and raw material approvals before releasing products to our customers. We anticipate that shifting more production out of higher cost markets will enable us to gain back sales lost due to pricing.

New generations of higher reliability components and "downsized" components are permeating new designs. NIC has been very successful with its design initiatives and we believe many of these will turn into revenue for fiscal 2009. The demand for passive components is growing as new OEM products encompass multi-function, longer life, higher speeds and accuracy. We see the automotive, security, power management and telecom segments as markets representing important growth opportunities for NIC. As of this time, margins are holding well and design activity is very promising.

Further, we have restructured our systems distribution business, beginning the recovery from our decline in that business of a little more than one year ago. We recruited and named a new leader, took cost control actions, focused the business on higher margin value-added engagements with mid-tier customers, created a new selling organization and have announced the addition of IBM as a new strategic supplier for us in this effort. We believe that this business has now been stabilized, albeit at substantially lower revenue levels, and we are beginning to see signs of both gross profit margin and operating margin contribution improvements going forward.

Our focus on growing demand creation business remains strong, and we have introduced programs that are designed to fuel those efforts by accelerating our customers' design process and, in turn, growing our sales. In October 2007, Nu Horizons announced the formation of a new third party program, the Nu Solutions Network, designed to simplify the process of choosing and implementing today's leading edge technologies. The Nu Solutions Network focuses on providing solutions that target the engineering design cycle, including evaluation and development boards, development tools, intellectual property, and modules. As design requirements have grown more complex, many original equipment manufacturers (OEMs) are increasingly turning to third party solutions to help speed time to market. By purchasing proven development platforms, Intellectual Property and tools, months can be eliminated from the overall design cycle. Our customer education program, XpressTrack, has continued to grow with technical seminars taking place around the world. Since the inception of XpressTrack, we have trained thousands of engineers globally and our emphasis remains on educating designers with the latest technologies available, while providing all the proper tools necessary to expedite their design process.

The Company is continuing to cooperate with the Securities and Exchange Commission's investigation entitled "In the matter of Vitesse Semiconductor." Professional fees related to the SEC investigation and the related internal investigation being directed by the Audit Committee were significant during fiscal 2008 and, thus far, are continuing at comparable levels during fiscal 2009. At this time, we are unable to predict the ultimate duration of the SEC investigation, but we continue to cooperate fully with the SEC in a manner consistent with our shareholder's high expectations.

We have many people to thank for helping us reach the milestone of 25 years in distribution. We could not have done it without the hard work and dedication of our employees, the commitment and true partnership with our suppliers, the belief from our customers that we offer them exceptional value and provide them world-class service, and the interest and support of our investors.

Yet we know we still have further work to do. As we move into fiscal 2009, our focus will include: improved profitability; continued growth in all regions; deeper and wider customer penetration; further expansion in Europe; further globalization of our line card, our tools and our team; and expansion of our demand creation business. Leading indicators are strong, revenues are being positively impacted by contribution from our new suppliers, and we expect this high margin portion of our business to grow faster than our overall business during the year. On behalf of our board of directors, executive management and employees globally, we would like to take this opportunity to thank you for your continued support of Nu Horizons.

Arthur Nadata
Chairman of the Board, Chief Executive Officer and Director

Richard Schuster
President, Chief Operating Officer, Secretary and Director

For the Years Ended	***February 29, 2008***	*February 28, 2007*	*February 28, 2006*	*February 28, 2005*	*February 29, 2004*
		(As Restated)	*(As Restated)*	*(As Restated)*	*(As Restated)*
INCOME STATEMENT DATA:[1][2]					
Continuing Operations:					
Net sales	**$747,170,000**	$668,591,000	$499,515,000	$412,013,000	$321,332,000
Gross profit on sales	**120,399,000**	114,325,000	90,006,000	78,839,000	62,128,000
Gross profit percentage	**16.1%**	17.1%	18.0%	19.1%	19.3%
Operating Income (loss)	**7,926,000**	19,434,000	10,658,000	7,443,000	(1,475,000)
Net income (loss)	**$ 2,519,000**	$ 7,717,000	$ 3,413,000	$ 2,584,000	$ (413,000)
Earnings (loss) per common share:					
Basic	**$ .14**	$ .43	$ .20	$ .15	$ (.02)
Diluted	**$ .14**	$ .41	$ .19	$ .15	$ (.02)

As of	***February 29, 2008***	*February 28, 2007*	*February 28, 2006*	*February 28, 2005*	*February 29, 2004*
		(As Restated)	*(As Restated)*	*(As Restated)*	*(As Restated)*
BALANCE SHEET DATA:[1]					
Working capital	**$204,456,000**	$171,230,000	$179,417,000	$144,243,000	$122,216,000
Total assets	**306,413,000**	267,989,000	247,055,000	181,125,000	163,760,000
Long-term liabilities	**73,056,000**	37,303,000	53,455,000	26,266,000	9,785,000
Shareholders' equity	**151,194,000**	147,747,000	135,138,000	127,688,000	124,607,000

(1) See Note 2 of the Financial Statements.

(2) As discussed in Note 1 of the Financial Statements, revenue and cost of sales for years ended February 28, 2007 and prior have been reclassified to conform to current year presentation.

Overview:

Nu Horizons Electronics Corp. and its wholly-owned subsidiaries are engaged in the distribution of high technology active and passive electronic components to a wide variety of original equipment manufacturers ("OEMs") of electronic products. Active components distributed by the Company include semiconductor products such as memory chips, microprocessors, digital and linear circuits, microwave/RF and fiberoptic components, transistors and diodes. Passive components distributed by NIC, NIA and NIE, principally to OEMs and other distributors nationally, consist of a high technology line of chip and leaded components including capacitors, resistors, inductors and circuit protection components. NIC, NIA and NIE are a prime source of qualified products by over 9,000 OEM's in the United States. In addition, the Company distributes IBM and Sun Microsystems boards, servers, storage and software to OEM's (referred to herein as "Systems").

The electronics manufacturing and the electronics distribution industries in which the Company operates has experienced double digit increases in sales dollar volume for several years. Additionally, there have been recent consolidations in the electronics distribution industry, resulting in greater market share for certain of the remaining companies. The increase in sales volume has been accompanied by continued downward margin pressures, primarily due to the industry shift to production in Asia.

The Company recognized the industry shift to overseas production and the need to serve its suppliers on a global basis. As a result, the Company adopted a strategy of expanding its Asian and European operations by investing in human resources and expanding its sales force and engineering personnel. In prior years, we invested in Asia and currently we are staffed with 222 employees in 20 offices, with warehouses in Singapore and Hong Kong. In fiscal 2007, we continued our growth strategy of expanding our European presence by acquiring DT Electronics Limited on August 29, 2006 (see footnote 3 to the consolidated financial statements) with 49 employees and a warehouse in Coventry, England. In fiscal 2008, we opened our first office in Munich, Germany with 22 employees and subsequently acquired Dacom-Süd Electronic Vertriebs GmbH ("Dacom"), a franchised electronics component distributor also based in Munich, Germany.

The Company also took advantage of the industry consolidation by hiring a significant number of additional sales and engineering personnel domestically in 2006 and adding franchise suppliers. This strategy has yielded positive results to date. See the summary of sales below.

It is difficult for the Company, as a distributor, to forecast the material trends of the electronic component and computer products industry because the Company does not typically have material forward-looking information available from its customers and suppliers beyond approximately three to four months. As such, management relies on the publicly available information published by certain industry groups and other related analyses to evaluate its longer term prospects.

The Company is continuing to cooperate with the inquiry by the Securities and Exchange Commission ("SEC") and to conduct its own related internal investigation in the action captioned "In the Matter of Vitesse Semiconductor Corp." (referred to herein as the "Vitesse Matter"). The cost of such cooperation and investigation has required the Company to incur significant expenses for professional fees and related expenses. As of February 29, 2008, approximately $2,602,000 and $75,000 has been incurred for fiscal years 2008 and 2007, respectively. Management is presently unable to determine the duration of the SEC inquiry and the Company's related internal investigation and, consequently, the total costs that will be incurred by the Company. Nevertheless, management expects that the Company will continue to incur costs at levels comparable to fiscal 2008 through the second quarter of fiscal 2009.

The Company has reevaluated its accounting policy for revenue reporting for its Titan division which provides primarily supply chain services. In accordance with EITF 99-19, "Reporting Revenue Gross as a Principal vs. Net as an Agent," the Company has revised its revenue presentation to net as an agent and therefore reduced sales and cost of sales in fiscal years 2008, 2007 and 2006 by $69,209,000, $70,252,000 and $63,033,000, respectively. Titan revenue is now reported in sales as a fee for services for all periods presented. There was no change to net income resulting from this change in classification.

The Company's business, financial condition, operating results and cash flows can be impacted by a number of factors, including but not limited to those set forth below in "Management's Discussion and Analysis of Financial Condition and Results of Operations," any one of which could cause our actual results to vary materially from recent results or from our anticipated future results.

Sales Analysis:

The table below provides a year-over-year summary of sales for the Company:

Three-Year Analysis of Sales: By Geography

	Year Ended						Percentage Change	
	February 29, 2008	% of Total	February 28, 2007	% of Total	February 28, 2006	% of Total	2008 to 2007	2007 to 2006
	(Dollars in thousands)							
Sales by Geographic Area:								
North America	$512,749	68.7%	$533,598	79.8%	$392,322	78.5%	(3.9)%	36.0%
Asia	172,932	23.1	111,483	16.7	100,768	20.2	55.1	10.6
Europe	61,489	8.2	23,510	3.5	6,425	1.3	161.5	265.9
	$747,170	100.0%	$668,591	100.0%	$499,515	100.0%	11.8%	33.8%

The table below provides a year-over-year summary of sales of electronic components and Systems for the Company:

Three-Year Analysis of Sales: By Type

	Year Ended						Percentage Change	
	February 29, 2008	% of Total	February 28, 2007	% of Total	February 28, 2006	% of Total	2008 to 2007	2007 to 2006
	(Dollars in thousands)							
Sales by Type:								
Electronic Components	$696,826	93.3%	$580,330	86.8%	$425,745	85.2%	20.1%	36.3%
Systems	50,344	6.7	88,261	13.2	73,770	14.8	(43.0)	19.6
	$747,170	100.0%	$668,591	100.0%	$499,515	100.0%	11.8%	33.8%

For the year ended February 29, 2008, net sales increased to $747,170,000 from $668,591,000 for the prior year with net income of $2,519,000 or $.14 per both basic and diluted share as compared to a net income of $7,717,000 or $.43 per basic and $.41 per diluted share in the prior fiscal year.

Sales of electronic components increased 20.1% in fiscal 2008 over 2007 and 36.3% in fiscal 2007 over 2006.

Sales of Systems declined in fiscal 2008 compared to fiscal 2007 due primarily to loss of business with certain key customers.

North American sales in fiscal 2008 have decreased compared to the prior year primarily due to the decline in Systems sales noted above, as well as the transfer of business to Asia.

Sales in Asia increased 55.1% in fiscal 2008 and 10.6% in fiscal 2007 when compared to the prior year due to our continued marketshare gains and the continued transfer of business to Asia from other markets.

Europe sales have increased 161.5% in fiscal 2008 and 265.9% in fiscal 2007 compared to the prior year primarily due to market expansion in England, driven by our acquisition of DT Electronics in England on August 29, 2006 and the commencement of operations in Germany, followed by our acquisition of Dacom-Süd Electronic Vertriebs GmbH in Munich, Germany.

Results of Operations:

The following table sets forth for the years ended February 2008, 2007 and 2006, certain items in the Company's consolidated statements of operations expressed as a percentage of net sales.

		Years Ended	
	Feb. 29, 2008	*Feb. 28, 2007*	*Feb. 28, 2006*
		As Restated	*As Restated*
Net sales	**100.0%**	100.0%	100.0%
Cost of sales	**83.9**	82.9	82.0
Gross profit	**16.1**	17.1	18.0
Operating expenses	**15.1**	14.2	15.9
Interest expense	**0.6**	0.6	0.7
Interest (income)	**0.0**	(0.1)	(0.1)
Income before taxes	**0.5**	2.4	1.5
Income tax provision	**0.1**	1.2	0.8
Income after taxes, before minority interests	**0.4**	1.2	0.8
Minority interests	**0.0**	0.1	0.1
Net income	**0.3**	1.2	0.7

Fiscal Year 2008 versus 2007
Results of Operations:

Net sales for the year ended February 29, 2008 aggregated $747,170,000 as compared to $668,591,000 for the year ended February 28, 2007, an increase of $78,579,000 or 11.8%. Management believes that this sales increase is due to increased market share resulting from the industry consolidation, its increased sales personnel, the expansion of its line card (franchised suppliers), its global customer base, and acquisitions. This was partially offset by a decline in the sales of Systems.

Gross profit margin as a percentage of net sales was 16.1% for the year ended February 29, 2008 as compared to 17.1% for the year ended February 28, 2007. The decreased margin is due to product mix, and increased order size of lower margin business coupled with increased sales in the Asian market, which requires lower selling prices due to volume demand from large Asian contract manufacturers. Management believes that margin pressures should stabilize in fiscal 2009, however, no assurances can be given in this regard.

As a percentage of sales, operating expenses increased to 15.1% as compared to 14.2% in the prior year. Operating expenses increased to $112,473,000 for the year ended February 29, 2008 from $94,891,000 for the year ended February 28, 2007, an increase of $17,582,000 or 18.5%. The dollar increase in operating expenses was primarily due to increases in the following expense categories: Approximately $10,240,000 or 58% of the increase was for personnel related costs resulting from increased staffing levels and related commissions to support increased sales including staffing for our start-up operation in Germany which had no operations in fiscal 2007. Approximately $4,100,000 or 23% of the increase was for professional fees due to the prior year's financial statement restatement (see Note 2 to the Financial Statements) and ongoing SEC inquiry and the Company's related internal investigation of the Vitesse matter. Approximately $3,242,000 or 19% of the increase was a result of net increases in various other expenses and fees such as rent, utilities, telephone, insurance, and computer expenses, among others, which represent an aggregate 4% of the Company's total overhead.

Interest expense increased to $4,570,000 for the year ended February 29, 2008 as compared to $3,850,000 for the year ended February 28, 2007. This increase in interest expense resulted from higher levels of bank borrowings during the fiscal year to support the increase in accounts receivable and inventory levels, as well as the effect of increased interest rates on those borrowings during the fiscal year.

Income tax expense as a percentage of income before provision for income tax and minority interest ("effective tax rate") was 21.3% and 49.4% in fiscal 2008 and 2007 respectively. The effective tax rate for fiscal 2008 was impacted by lower international tax rates than the United States statutory rate caused by the tax benefit associated with the election in 2008 to permanently reinvest foreign income in the foreign countries and by Federal and state interest and penalties associated with the 2007 financial statement restatement discussed in Note 2 to our financial statements and stock option related tax benefits.

The "effective tax rate" was 49.4% in fiscal 2007 and was impacted by interest and penalties of $745,000 related to errors in our U.S. Federal return and state income taxes.

Net income for the year ended February 29, 2008 was $2,519,000 or $.14 per both basic and diluted share as compared to $7,717,000 or $.43 per basic and $.41 per diluted share for the year ended February 28, 2007.

Fiscal Year 2007 versus 2006
Results of Operations:

Net sales for the year ended February 28, 2007 aggregated $668,591,000 as compared to $499,515,000 for the year ended February 28, 2006, an increase of $169,076,000 or 33.8%. Management believes that this sales increase is due to increased market share resulting from the industry consolidation, its increased sales personnel, the expansion of its line card (franchised suppliers) and its global customer base, and its purchase of DT Electronics, a distributor in England.

Gross profit margin as a percentage of net sales was 17.1% for the year ended February 28, 2007 as compared to 18.0% for the year ended February 28, 2006. The decreased margin is due to product mix, and increased order size coupled with increased sales in the Asian market, which requires lower selling prices due to volume demand from large Asian contract manufacturers.

As a percentage of sales, operating expenses decreased to 14.2% as compared to 15.9% in the prior year. Operating expenses increased to $94,891,000 for the year ended February 28, 2007 from $79,348,000 for the year ended February 28, 2006, an increase of $15,543,000 or 19.6%. The dollar increase in operating expenses was primarily due to increases in the following expense categories: Approximately $12,800,000 or 82.4% of the increase was for personnel related costs resulting from increased staffing levels and related commissions to support increased sales. Approximately $2,500,000 or 16.1% of the increase was a result of net increases in various other expenses and fees such as rent, utilities, telephone, insurance, and computer expenses, among others, which represent an aggregate 2.9% of the Company's total overhead.

Interest expense increased to $3,850,000 for the year ended February 28, 2007 as compared to $3,298,000 for the year ended February 28, 2006. This increase in interest expense resulted from higher levels of bank borrowings during the fiscal year to support the increase in accounts receivable and inventory levels, as well as the effect of increased interest rates on those borrowings during the fiscal year.

Income tax expense as a percentage of income before provision for income tax and minority interest ("effective tax rate") is 49.4% and 50.3% in fiscal 2007 and 2006 respectively. The effective tax rate was impacted by the correction of errors in our United States Federal and state tax returns, which resulted in interest and penalties of $745,000 and $14,800 for fiscal 2007 and 2006 respectively. Other items included a foreign tax rate differential on foreign losses and other non-deductible expenses.

Net income for the year ended February 28, 2007 was $7,717,000 or $.43 per basic share and $.41 per diluted share as compared to $3,413,000 or $.20 per basic and $.19 per diluted share for the year ended February 28, 2006.

Management attributes the increase in earnings in fiscal 2007 to the increase in sales providing increased gross margin dollars exceeding the increase in operating and interest expense.

Liquidity and Capital Resources: Fiscal Year 2008 versus 2007

The Company ended its 2008 fiscal year with working capital and cash aggregating approximately $204,456,000 and $3,886,000, respectively, as compared to approximately $171,230,000 and $4,747,000, respectively, at February 28, 2007. The Company's current ratio at February 29, 2008, was 3.6:1 as compared to 3.1:1 at February 28, 2007. The Company utilized excess cash at February 29, 2008 to pay down its Revolving Credit line which was $69,300,000 at February 29, 2008.

In fiscal 2008, approximately $39,000,000 of cash was borrowed from the Company Revolving Credit Line along with cash on hand to fund the cash used in operations ($31,000,000), the Dacom acquisition ($2,857,000) and fund capital expenditures ($2,808,000). Cash used in operations was primarily used to fund increased inventory and accounts receivable.

On January 31, 2007, the Company entered into an amended and restated secured revolving line of credit agreement, as amended, with eight banks, which currently provides for maximum borrowings of $150,000,000 (the "Revolving Credit Line"). The Revolving Credit Line provides for borrowings utilizing an asset based formula predicated on a certain percentage of outstanding domestic accounts receivable and inventory levels at any given month end. Based on the asset based formula, the Company may not be able to borrow the maximum amount available under its Revolving Credit Line at all times. Borrowings under the Revolving Credit Line bear interest at either (i) the lead bank's prime rate or (ii) LIBOR plus 150 basis points, at the option of the Company, through September 30, 2011, the due date of the loan. Direct borrowings under the Revolving Credit Line were $64,300,000 at February 29, 2008 and $30,000,000 at February 28, 2007. As of the end of each of the fiscal periods, the Company was in compliance with all of the required bank covenants.

On August 29, 2006, the Company acquired DT Electronics, a company engaged in the electronics components business in the United Kingdom. The initial purchase price for DT Electronics as of the acquisition date was $5,731,000. The transaction also provides for potential additional payments to the seller in three installments through 2009 from a guaranteed minimum of approximately $1,611,000 to a maximum of approximately $4,989,000, which amounts are calculated using current exchange rates. Payments of any amounts above the minimum are contingent upon the attainment of certain earnings milestones by DT Electronics during the three year period. The Company has accrued the maximum estimated payment currently since DT Electronics has achieved the earnings milestones established by the agreement. The DT Electronics acquisition was funded from existing cash on hand.

On June 6, 2007, the Company acquired Dacom-Süd Electronic Vertriebs GmbH in Germany for $2,857,000 from cash on hand.

The Company also has a receivable financing agreement (the "Bank Credit Line") with a bank in England which provides for maximum borrowings of £2.5 million (approximately $5,000,000) which bear interest at the bank's base rate plus 1.75%. The interest rate at February 29, 2008 was 5.25%. This Bank Credit Line renews annually in July.

On November 20, 2006, the Company entered a revolving credit agreement with a Singapore bank to provide a $30,000,000 secured line of credit to the Company's Asian subsidiaries and thereby finance the Company's Asian operations. Borrowings under the agreement utilize an asset based formula based on a certain percentage of outstanding accounts receivable and inventory levels at any given month end. Borrowings under the Singapore credit line bear interest at SIBOR plus 1.5 percent. At February 29, 2008, there were $5,000,000 in borrowings at 5.405%. This credit line expires on November 20, 2009.

The Company anticipates that its resources provided by its cash flow from operations and its current borrowing agreements will be sufficient to meet its financing requirements for at least the next twelve-month period.

Critical Accounting Policies and Estimates:

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The Company evaluates its estimates, including those related to bad debts, inventories, intangible assets, income taxes and contingencies and litigation, on an ongoing basis. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies, among others, involve the more significant judgments and estimates used in the preparation of its consolidated financial statements:

Revenue Recognition – The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"). Under SAB 104, revenue is recognized when the title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable and collectibility is reasonably assured. The Company recognizes revenues at time of shipment of its products and sales are recorded net of discounts and returns.

The Company has reevaluated its accounting policy for revenue reporting for its Titan division which provides primarily supply chain services. In accordance with EITF 99-19, "Reporting Revenue Gross as a Principal vs. Net as an Agent," the Company has revised its revenue presentation to net as an agent and therefore reduced sales and cost of sales in fiscal years 2008, 2007 and 2006 by $69,209,000, $70,252,000 and $63,033,000, respectively. Titan revenue is now reported in sales as a fee for services for all periods presented. There was no change to net income resulting from this change in classification.

Allowance for Doubtful Accounts – The Company maintains allowances for doubtful accounts for estimated bad debts. Our estimate of the allowances needed is based on the ability of the Company's customers to make payments. If the ability of the customers were to deteriorate, additional allowances might be required thereby reducing our operating income. For example, at fiscal year end, each additional 1% accounts receivable allowance would reduce operating income by approximately $1,545,000 for the year ended February 29, 2008.

Inventory Valuation – Inventories are recorded at the lower of cost or market. Write-downs of inventories to market value are based upon product franchise agreements governing price protection, stock rotation and obsolescence, as well as assumptions about future demand market conditions and the ability to return inventory pursuant to our distributor franchise agreements. In prior periods, reserves required for obsolescence were not material to our financial statements. If assumptions about future demand or actual market conditions are less favorable than those projected by management, additional write-downs of inventories could be required. For example, at fiscal year end, each additional 1% of obsolete inventory or inventory that the Company was unable to return pursuant to its distributor or related agreements, would reduce operating income by approximately $1,262,000 for the year ended February 29, 2008.

Accounting for Income Taxes – Management's judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and the need for a valuation allowance against net deferred tax assets. Realization of the carrying value of the Company's deferred tax assets is dependent upon, among other things, our ability to generate sufficient future taxable income in certain tax jurisdictions. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In assessing whether a valuation allowance is required, we consider a variety of factors, including the scheduled reversal of deferred tax liabilities, future taxable income, and prudent and feasible tax planning strategies. Should the Company determine that it is not more likely than not that it will be able to realize all or part of its deferred tax assets in the future, a valuation allowance will be recorded against the deferred tax assets with a corresponding charge to income in the period such determination is made.

In addition, the Company establishes reserves for uncertain tax positions unless such positions are determined to be "more likely than not" of being sustained upon examination, based on their technical merits. That is, for financial reporting purposes, the Company only recognizes tax benefits taken on the tax return that it believes are "more likely than not" of being sustained. There is considerable judgment involved in determining whether positions taken on the tax return are "more likely than not" of being sustained. As a result, there may be differences between the anticipated and actual outcomes of these matters that may result in reversals of reserves or the need for additional tax liabilities in excess of the reserved amounts. To the extent such adjustments are warranted, the Company's effective tax rate may potentially fluctuate as a result.

Goodwill and Other Indefinite-Lived Intangibles – In assessing the recoverability of our goodwill and other indefinite-lived intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If it is determined that impairment indicators are present and that the assets will not be fully recoverable, their carrying values are reduced to estimated fair value. Impairment indicators include, among other conditions, cash flow deficits, an historic or anticipated decline in revenue or operating profit, adverse legal or regulatory developments, and a material decrease in the fair value of some or all of the assets. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. Changes in strategy and/or market conditions could significantly impact these assumptions, and thus we may be required to record impairment charges for those assets not previously recorded.

Off-Balance Sheet Arrangements:

As of February 29, 2008, the Company had no off-balance sheet arrangements.

Contractual Obligations:

Contractual Obligations	*Total*	*Less than 1 year*	*1-3 years*	*3-5 years*	*More than 5 years*
Revolving Credit Lines	$69,903,000	$ 603,000	$ –	$69,300,000	$ –
Revolving Credit Lines Interest	16,642,000	3,354,000	6,644,000	$ 6,644,000	–
Equipment Leases	541,000	309,000	232,000	–	–
Operating Leases	7,107,000	3,460,000	2,754,000	893,000	–
Employment Agreements[i]	3,930,000	786,000	1,572,000	1,572,000	–
Total	$98,123,000	$8,512,000	$11,202,000	$78,409,000	$ –

(i) Base salary excluding potential bonuses

Inflationary Impact:

Since the inception of operations, inflation has not significantly affected the Company's operating results. However, inflation and changing interest rates have had a significant effect on the economy in general and therefore could affect the operating results of the Company in the future.

Quantitative and Qualitative Disclosures about Market Risk:
Interest Rate Risk:

All of the Company's bank debt and the associated interest expense are sensitive to changes in the level of interest rates. The Company's credit facilities bear interest based on fluctuating interest rates. The interest rate under its U.S. credit agreement is tied to the prime or LIBOR rate, the interest rate under its U.K. receivable financing is tied to the Bank of England's base rate, and the interest rate under the Singapore credit agreement is tied to SIBOR; all of these interest rates may fluctuate over time based on economic conditions. A hypothetical 100 basis point (one percentage point) increase in interest rates would have resulted in incremental interest expense of approximately $601,000 for the year ended February 29, 2008 and $601,000 for the year ended February 28, 2007. As a result, the Company is subject to market risk for changes in interest rates and could be subjected to increased or decreased interest payments if market rates fluctuate and the Company is in a borrowing mode. The Company has not entered into any instruments in an effort to manage its interest rate risk.

Foreign Exchange Rate Risk:

The Company has several foreign subsidiaries in Asia, the United Kingdom and Canada. The Company does business in more than one dozen countries and currently generates approximately 31% of its revenues from outside North America. The Company's ability to sell its products in foreign markets may be affected by changes in economic, political or market conditions in the foreign markets in which the Company does business.

The Company's total assets in its foreign subsidiaries were $87,300,000 and $80,200,000 at February 29, 2008 and February 28, 2007 respectively, translated into US dollars at the closing exchange rates. The Company also acquires certain inventory from foreign suppliers at prices denominated in foreign currencies and, as such, faces risk due to adverse movements in foreign currency exchange rates. These risks could have a material impact on the Company's results in future periods. The potential loss based on end of period balances and prevailing exchange rates resulting from a hypothetical 10% strengthening of the dollar against foreign currencies was not material in the quarter or year ended February 29, 2008. The Company does not currently employ any currency derivative instruments, futures contracts or other currency hedging techniques to mitigate its risks in this regard.

Industry Risk:

The electronic component industry is cyclical which can cause significant fluctuations in sales, gross profit margins and profits, from year to year. For example, during calendar 2001, the industry experienced a severe decline in the demand for electronic components, which caused sales to decrease by 56%. The prior year reflected a 74% increase in net sales. It is difficult to predict the timing of the changing cycles in the electronic component industry.

Nu Horizons Electronics Corp. and Subsidiaries

	February 29, 2008	February 28, 2007
ASSETS		(As Restated, see note 2)
Current Assets:		
Cash	$ 3,886,000	$ 4,747,000
Accounts receivable – less allowances of $4,269,000 and $4,985,000, respectively	150,270,000	119,946,000
Inventories	122,761,000	119,821,000
Deferred tax asset	3,135,000	3,082,000
Prepaid expenses and other current assets	4,306,000	4,625,000
Total Current Assets	284,358,000	252,221,000
Property, Plant and Equipment – Net	4,529,000	3,381,000
Other Assets:		
Cost in excess of net assets acquired	9,925,000	8,332,000
Intangibles – net	2,500,000	–
Other assets	5,101,000	4,055,000
Total Assets	$306,413,000	$267,989,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 67,306,000	$ 62,410,000
Accrued expenses	8,615,000	6,464,000
Due to sellers	3,245,000	1,611,000
Bank credit line	603,000	2,327,000
Income taxes payable	133,000	8,179,000
Total Current Liabilities	79,902,000	80,991,000
Long-Term Liabilities:		
Revolving credit lines	69,300,000	30,000,000
Due to sellers	–	3,378,000
Executive retirement plan	1,684,000	1,200,000
Deferred tax liability	2,072,000	2,725,00
Total Long-Term Liabilities	73,056,000	37,303,000
Minority Interests In Subsidiaries	2,261,000	1,948,000
Commitments And Contingencies		
Shareholders' Equity:		
Preferred stock, $1 par value, 1,000,000 shares authorized; none issued or outstanding	–	–
Common stock, $.0066 par value, 50,000,000 shares authorized; 18,392,457 and 18,158,034 shares issued and outstanding as of February 29, 2008 and February 28, 2007, respectively	121,000	120,000
Additional paid-in capital	54,979,000	53,512,000
Retained earnings	96,621,000	94,102,000
Other accumulated comprehensive (loss) income	(527,000)	13,000
Total Shareholders' Equity	151,194,000	147,747,000
Total Liabilities and Shareholders' Equity	$306,413,000	$267,989,000

See accompanying notes

Nu Horizons Electronics Corp. and Subsidiaries

For The Years Ended	February 29, 2008	February 28, 2007 (As Restated, see note 2)	February 28, 2006 (As Restated, see note 2)
Net Sales	**$747,170,000**	$668,591,000	$499,515,000
Costs and Expenses:			
Cost of sales	**626,771,000**	554,266,000	409,509,000
Operating expenses	**112,473,000**	94,891,000	79,348,000
	739,244,000	649,157,000	488,857,000
Income from Operations	**7,926,000**	19,434,000	10,658,000
Other (Income) Expense:			
Interest expense	**4,570,000**	3,850,000	3,298,000
Interest income	**(241,000)**	(580,000)	(371,000)
	4,329,000	3,270,000	2,927,000
Income Before Provision for Income Taxes and Minority Interests	**3,597,000**	16,164,000	7,731,000
Provision for income taxes	**766,000**	7,991,000	3,888,000
Income Before Minority Interests	**2,831,000**	8,173,000	3,843,000
Minority interest in earnings of subsidiaries	**312,000**	456,000	430,000
Net Income	**$ 2,519,000**	$ 7,717,000	$ 3,413,000
Net Income Per Common Share			
Basic	**$ .14**	$ .43	$ .20
Diluted	**$ .14**	$ .41	$ .19
Weighted Average Common Shares Outstanding			
Basic	**17,931,356**	17,871,671	17,111,102
Diluted	**18,582,130**	18,641,475	17,704,373

See accompanying notes

Financial Statements – Consolidated Statements of Changes in Shareholders' Equity

Nu Horizons Electronics Corp. and Subsidiaries

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Total Shareholders' Equity
Balance at February 28, 2005 (as restated, see Note 2)	16,891,647	$111,000	$44,598,000	$82,972,000	$ 7,000	$ –	$127,688,000
Exercise of stock options	539,835	4,000	2,632,000	–	–	–	2,636,000
Income tax benefit from stock options exercised	–	–	1,399,000	–	–	–	1,399,000
Foreign currency translation	–	–	–	–	2,000	2,000	2,000
Net income (as restated, see Note 2)	–	–	–	3,413,000	–	3,413,000	3,413,000
Comprehensive income						3,415,000	
Balance at February 28, 2006 (as restated, see Note 2)	17,431,482	115,000	48,629,000	86,385,000	9,000	–	135,138,000
Exercise of stock options	463,552	3,000	2,723,000	–	–	–	2,726,000
Income tax benefit from stock options exercised	–	–	1,413,000	–	–	–	1,413,000
Stock option expense	–	–	443,000	–	–	–	443,000
Issuance of restricted stock	263,000	2,000	304,000	–	–	–	306,000
Foreign currency translation	–	–	–	–	4,000	4,000	4,000
Net income (as restated, see Note 2)	–	–	–	7,717,000	–	7,717,000	7,717,000
Comprehensive income						7,721,000	
Balance at February 28, 2007 (as restated, see Note 2)	18,158,034	120,000	53,512,000	94,102,000	13,000	–	147,747,000
Exercise of stock options	27,000	–	210,000	–	–	–	210,000
Income tax benefit from stock options exercised	–	–	45,000	–	–	–	45,000
Stock option expense	–	–	490,000	–	–	–	490,000
Issuance of restricted stock	207,423	1,000	722,000	–	–	–	723,000
Foreign currency translation	–	–	–	–	(540,000)	(540,000)	(540,000)
Net income	–	–	–	2,519,000	–	2,519,000	2,519,000
Comprehensive income						$1,979,000	
Balance at February 29, 2008	**18,392,457**	**$121,000**	**$54,979,000**	**$96,621,000**	**$(527,000)**		**$151,194,000**

See accompanying notes

Nu Horizons Electronics Corp. and Subsidiaries

For The Years Ended	February 29, 2008	February 28, 2007	February 28, 2006
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		(As Restated, see note 2)	(As Restated, see note 2)
Cash flows from operating activities:			
Cash received from customers	$ 716,847,000	$ 722,922,000	$ 542,550,000
Cash paid to suppliers and employees	(732,359,000)	(700,393,000)	(564,692,000)
Interest paid	(4,500,000)	(4,129,000)	(3,299,000)
Interest received	241,000	580,000	371,000
Income taxes paid	(11,191,000)	(2,701,000)	(1,863,000)
Net cash (used in) provided by operating activities	(30,962,000)	16,279,000	(26,933,000)
Cash flows from investing activities:			
Capital expenditures	(2,808,000)	(1,069,000)	(1,055,000)
Acquisition of DT Electronics	(1,744,000)	(6,098,000)	-
Acquisition of Dacom-Süd Electronics Vertriebs GmbH	(2,593,000)	-	-
Net cash (used in) investing activities	(7,145,000)	(7,167,000)	(1,055,000)
Cash flows from financing activities:			
Borrowings under revolving credit line	317,605,000	214,933,000	218,645,000
(Repayments) under revolving credit line	(280,029,000)	(236,305,000)	(190,845,000)
Proceeds from exercise of stock options	210,000	2,726,000	2,636,000
Realized tax benefit of compensation expense	-	1,413,000	1,399,000
Proceeds from settlement of subordinated note	-	2,000,000	-
Net cash provided by (used in) financing activities	37,786,000	(15,233,000)	31,835,000
Effect of exchange rate changes	(540,000)	(5,000)	2,000
Net (decrease) increase in cash and cash equivalents	(861,000)	(6,126,000)	3,849,000
Cash and cash equivalents, beginning of year	4,747,000	10,873,000	7,024,000
Cash and cash equivalents, end of year	$ 3,886,000	$ 4,747,000	$ 10,873,000
RECONCILIATION OF NET INCOME TO NET CASH FROM OPERATING ACTIVITIES			
NET INCOME	$ 2,519,000	$ 7,717,000	$ 3,413,000
Adjustments:			
Depreciation and amortization	1,768,000	1,392,000	1,369,000
Bad debt reserve	-	447,000	-
Deferred income tax	(1,760,000)	198,000	(864,000)
Minority interest	312,000	456,000	430,000
Stock based compensation	1,258,000	749,000	-
Retirement plan	484,000	600,000	600,000
Changes in assets and liabilities - net of effect of acquisitions:			
Accounts receivable	(29,301,000)	(14,541,000)	(18,738,000)
Inventories	(1,926,000)	9,009,000	(43,482,000)
Prepaid expenses and other current assets	319,000	(2,697,000)	37,000
Other assets	23,000	(2,410,000)	43,000
Accounts payable and accrued expenses	6,533,000	6,191,000	28,230,000
Income taxes	(11,191,000)	4,178,000	2,029,000
Due to seller	-	4,990,000	-
Net cash provided by (used in) operating activities	$ (30,962,000)	$ 16,279,000	$ (26,933,000)
Supplemental Disclosures of Cash Flow Information:			
Non-cash transactions:			
Issuance of restricted stock	$ 723,000	$ 306,000	$ -

See accompanying notes

1. Organization and Summary of Significant Accounting Policies:

a. Organization:

Nu Horizons Electronics Corp. and its subsidiaries (collectively, the "Company"), (both wholly and majority owned) are wholesale and export distributors of semiconductor and passive electronic components throughout the United States, Asia, Australia and Europe.

b. Principles of Consolidation:

The consolidated financial statements include the accounts of Nu Horizons Electronics Corp. and its wholly-owned subsidiaries, NIC Components Corp. ("NIC"), Nu Horizons International Corp. ("International"), NUHC Inc. ("NUC"), Nu Horizons Asia PTE LTD ("NUA"), Nu Horizons Electronics Pty Ltd ("NUZ"), Nu Horizons Electronics Asia Pte Ltd., Nu Horizons Electronics Hong Kong Ltd ("NUHK"), Nu Horizons Electronics NZ Ltd. ("NUN"), Nu Horizons Electronics (Shanghai) Co Ltd. ("NUS"), Nu Horizons Electronics Asia Pte Ltd. Korea ("NUK"), Nu Horizons Electronics Europe Limited ("NUE"), Nu Horizons Electronics GmbH ("NUD"), Dacom-Süd Electronic Vertriebs GmbH ("Dacom"), DT Electronics Limited ("DT"), Titan Supply Chain Services Corp. ("Titan"), Titan Supply Chain Services PTE LTD ("TSC"), Titan Supply Chain Services Limited ("TSE"), Razor Electronics ("RAZ"), Nu Exchange ("NUX"), Nu Horizons Electronics Hong Kong Ltd. ("NUO") and its majority owned subsidiaries, NIC Components Europe Limited ("NIE") and NIC Components Asia PTE LTD ("NIA"). All intercompany balances and transactions have been eliminated.

c. Use of Estimates:

In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

d. Concentration of Credit Risk/Fair Value:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

The Company maintains, at times, deposits in federally insured financial institutions in excess of federally insured limits. Management attempts to monitor the soundness of the financial institutions and believes the Company's risk is negligible. Concentrations with regard to accounts receivable are limited due to the Company's large customer base.

The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of these items. The carrying amount of long-term debt also approximates fair value since the variable interest rates on these instruments approximate market interest rates.

e. Cash and Cash Equivalents:

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

f. Allowance for Doubtful Accounts:

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowances for doubtful accounts are determined using a combination of factors, including the length of time the receivables are outstanding, the current business environment, and historical experience.

g. Inventories:

Inventories, which consist primarily of goods held for resale, are stated at the lower of cost (first-in, first-out method) or market. In excess of 90% of our total inventories are covered by product line distributor agreements whereby the Company has the right to return certain slow-moving and obsolete inventory to our suppliers. Obsolescence charges for inventory not covered by such agreements have not been material to date.

h. Depreciation:

Depreciation is provided using the straight-line method as follows:

Office equipment	5 years
Furniture and fixtures	5 – 12 years
Computer equipment	5 years

Leasehold improvements are amortized over the shorter of the useful life or the term of the lease. Maintenance and repairs are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition, the associated cost and accumulated depreciation are eliminated from the accounts and any resulting gain or loss is included in operations.

i. Income Taxes:

The Company follows the asset and liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized for the estimated future tax impact of differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured considering all expected future events other than enactments of changes in tax laws or rates. Based upon historical and projected levels of taxable income and analysis of other key factors, the Company records a valuation allowance against its deferred tax assets, as deemed necessary, to state such assets at their net realizable value. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in earnings in the period in which the new rate is enacted.

Effective March 1, 2007, we adopted the Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For benefits to be recognized in the financial statements, a tax position must be more-likely-than-not to be sustained upon examination by the taxing authorities based on the technical merits of the position. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

In preparing the fiscal 2007 tax returns, developing the fiscal 2008 tax provision, and reviewing our accounting for income taxes in connection with the application of FIN 48, we determined that there were errors in the prior years' tax returns and the application of FASB Statement No. 109 – Accounting for Income Taxes. Consequently, there was an understatement of our provision for income tax expense for prior periods and the related U.S. income tax obligations, requiring the restatement of our financial statements for the fiscal years ended February 28, 2006 and 2007 (see Note 2). After giving effect to the restatement, the subsequent adoption of FIN 48 did not have a material effect on our financial statements. In addition, we do not anticipate material changes to this liability for the next twelve months.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years prior to fiscal 2005. Earlier years related to certain foreign jurisdictions remain subject to examination. Various state and foreign income tax returns are currently under examination. While we intend to contest any future tax assessments for potential audit issues, no assurance can be provided that we would ultimately prevail.

j. Revenue Recognition:

The Company recognizes revenue in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"). Under SAB 104, revenue is recognized when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable, and collectibility is reasonably assured. Revenue typically is recognized at time of shipment. Sales are recorded net of discounts, rebates, and returns in accordance with EITF 01-09, "Accounting for Consideration Given By a Vendor to a Customer (Including a Reseller of the Vendor's Products)."

The Company has reevaluated its accounting policy for revenue reporting for its Titan division which provides primarily supply chain services. In accordance with EITF 99-19, "Reporting Revenue Gross as a Principal vs. Net as an Agent," the Company has revised its revenue presentation to net as an agent and therefore reduced sales and cost of sales in fiscal years 2008, 2007 and 2006 by $69,209,000, $70,252,000 and $63,033,000, respectively. Titan revenue is now reported in sales as a fee for services for all periods presented. There was no change to net income resulting from this change in classification.

k. Shipping and Handling Costs:

Shipping and handling costs incurred by the Company are included in costs of sales and aggregated $1,790,000, $932,000 and $926,000 for fiscal 2008, 2007 and 2006, respectively.

l. Advertising and Promotion Costs:

Advertising and promotion costs, which are included in Operating expenses, are expensed as incurred. For the fiscal 2008, 2007 and 2006, such costs aggregated $899,000, $385,000 and $203,000, respectively.

m. Earnings Per Common Share:

Basic earnings per share is calculated by dividing net income by the weighted average shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares used in the basic earnings per share calculation, plus the number of common shares that would be issued assuming conversion of all potentially dilutive securities outstanding. Such securities, shown below, presented on a common share equivalent basis have been included in the per share computations:

	Years Ended February		
	29, 2008	*28, 2007*	*28, 2006*
Weighted average shares outstanding – Basic	**17,931,356**	17,871,671	17,111,102
Assumed conversion of stock options and restricted shares	**650,774**	769,804	593,271
Weighted average shares – Diluted	**18,582,130**	18,641,475	17,704,373

The above calculations for fiscal year 2008 and 2007 exclude 344,750 and 165,750 options, respectively as their effect was antidilutive.

n. Stock-Based Compensation:

Effective March 1, 2006, the Company adopted the provisions of FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("Statement No. 123R"), which requires share-based payment ("SBP") awards exchanged for employee services to be measured at fair value and expensed in the consolidated statements of operations over the requisite employee service period.

Prior to March 1, 2006, the Company accounted for SBP awards under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", which utilized the intrinsic value method and did not require any expense to be recorded in the consolidated financial statements if the exercise price of the award was not less than the market price of the underlying stock on the date of grant. The Company elected to adopt, for periods prior to March 1, 2006, the disclosure requirements of FASB Statement No. 123, "Accounting for Stock-Based Compensation", as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" (collectively, "Statement No. 123") which used a fair value based method of accounting for SBP awards.

Statement No. 123R requires companies to record compensation expense for stock options measured at fair value, on the date of grant, using an option-pricing model. The fair value of the Company's stock options is determined using the Black-Scholes valuation model, which is consistent with the Company's valuation techniques previously utilized under Statement No. 123.

The Company adopted the modified prospective transition method provided for under Statement No. 123R and, accordingly, did not restate prior period amounts. Under this transition method, compensation expense for the year ended February 28, 2007 includes compensation expense for all SBP awards granted prior to, but not yet vested as of, March 1, 2006 based on the grant date fair value estimated in accordance with the original provisions of Statement No. 123. Stock-based compensation expense for all SBP awards granted after March 1, 2006 is based on the grant date fair value estimated in accordance with the provisions of Statement No. 123R. Stock-based compensation expense includes an estimate for forfeitures and is recognized over the expected term of the award on a straight-line basis upon adoption of Statement No. 123R. Upon adoption of Statement No. 123R, the Company evaluated the need to record a cumulative effect adjustment relating to estimated forfeitures for unvested previously issued awards and concluded the impact was not material.

Statement No. 123R requires that the realized tax benefit related to the excess of the deductible amount over the compensation expense recognized be reported as a financing cash flow rather than as an operating cash flow, as required under previous accounting guidance.

If compensation cost for the Company's stock-based compensation plans had been determined in a manner consistent with the fair value approach described in SFAS No. 123R, the Company' net income and net income per share as reported for the year ended February 28, 2006 would have been reduced to the pro forma amounts indicated below.

Net income:	
As reported	$3,413,000
Stock-based compensation cost – net of tax	188,000
Pro forma	$3,225,000
Basic earnings per share:	
As reported	$.20
Pro forma	$.19
Diluted earnings per share:	
As reported	$.19
Pro forma	$.18

Options vest over several years and new options are generally granted each year. Because of these factors, the pro forma effect shown above may not be representative of the effect of SFAS No. 123R in future years.

In November 2005, the FASB issued FASB Staff Position FAS123R-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards ("FSP"). We have elected to follow the alternative transition method as described in the FSP for computing our additional paid-in capital pool. In addition, we treat the tax deductions from stock options as being realized when they reduce taxes payable in accordance with the principles and timing under the relevant tax law. Under this transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards previously calculated under SFAS No. 123 for pro forma disclosure purposes. The financial statements for periods prior to the date of adoption have not been restated in accordance with the modified prospective application.

The fair value of each option was estimated on the date of grant using the Black-Scholes method with the following weighted average assumptions.

	2008	*2007*	*2006*
Option Plans:			
Dividends	**-**	-	-
Expected term	**2 - 7 years**	2 - 7 years	2 –7 years
Risk free interest rate	**4.0%**	4.0%	4.0%
Volatility rate	**58.4%**	55.6%	52.3%

The following table shows the weighted average fair value of options using the fair value approach under SFAS 123:

	2008	*2007*	*2006*
Weighted average fair value of options granted during the year	**$4.79**	$7.11	$3.89

o. Cost in Excess of Net Assets Acquired ("Goodwill"):

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill must be tested at least annually for impairment at the reporting unit level. If an indication of impairment exists, we are required to determine if such goodwill's implied fair value is less than the carrying value in order to determine the amount, if any, of the impairment loss required to be recorded. Impairment indicators include, among other conditions, cash flow deficits, an historic or anticipated decline in revenue or operating profits, adverse legal or regulatory developments, accumulation of costs significantly in excess of amounts originally expected to acquire the asset and/or a material decrease in the fair value of some or all of the assets. The Company performs the required impairment tests of goodwill annually. There was no indication of impairment at February 29, 2008.

p. Long-Lived Assets, Other Than Goodwill and Other Intangibles:

The Company reviews its long-lived assets for impairment in accordance with FASB Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires the Company to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The estimate of cash flow, which is used to determine recoverability, is based upon, among other things, certain assumptions about future operating performance. The Company's estimates of undiscounted cash flow may differ from actual cash flow due to such factors including technological advances, changes to the Company's business model, or changes in the Company's capital strategy or planned use of long-lived assets. If the sum of the undiscounted cash flows, excluding interest, is less than the carrying value, we would recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. No indicators of impairment were noted at February 29, 2008.

q. Foreign Currency Translation/Other Comprehensive Income:
Assets and liabilities of the Company's foreign subsidiaries are translated at the balance sheet exchange rates, while income and expenses are translated at average rates for the period. Translation gains and losses are reported as a component of accumulated other comprehensive income on the statement of shareholders' equity in accordance with SFAS No. 130, "Reporting Comprehensive Income".

r. Reclassifications:
Certain prior years' information has been reclassified to conform to current year's reporting presentation.

s. Recent Accounting Pronouncements Affecting the Company:
In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Specifically, this Statement sets forth a definition of fair value, and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The provisions of SFAS No. 157 are generally required to be applied on a prospective basis, except to certain financial instruments accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," for which the provisions of SFAS No. 157 should be applied retrospectively. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Company will adopt SFAS No. 157 in the first quarter of fiscal 2009 and is still evaluating the effect, if any, on its financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, the provisions of which are required to be applied prospectively. The Company expects to adopt SFAS No. 159 in the first quarter of fiscal 2009.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" ("Statement No. 141(R)"). Statement No. 141(R) changes the requirements for an acquirer's recognition and measurement of the assets acquired and the liabilities assumed in a business combination. It also requires that transactions costs be expensed as incurred. Statement No. 141(R) is effective for annual periods beginning after December 15, 2008 and should be applied prospectively for all business combinations entered into after the date of adoption. The Company will adopt SFAS No. 141(R) in the first quarter of fiscal 2010 and is still evaluating the effect, if any, on its financial position or results or operations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51" ("SFAS No.160"). SFAS No. 160 requires (i) that noncontrolling (minority) interests be reported as a component of shareholders' equity, (ii) that net income attributable to the parent and to the noncontrolling interest be separately identified in the consolidated statement of operations, (iii) that changes in a parent's ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (iv) that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value, and (v) that sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Statement No. 160 is effective for annual periods beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The adoption of the provisions of SFAS No. 160 is not anticipated to materially impact the company's consolidated financial position and results of operations.

2. Restatement of Fiscal 2007 and 2006 Financial Statements:

In preparing the fiscal 2007 tax returns, developing the fiscal 2008 tax provision, and reviewing our accounting for income taxes in connection with the application of the provision of Financial Accounting Standards Board ("FASB") Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Tax – an Interpretation of FASB Statement No. 109", we determined that there were errors in the prior years' tax returns and the application of FASB Statement No. 109 – Accounting for Income Taxes. Consequently, there was an understatement of our provision for income tax expense for prior periods and the related U.S. income tax obligations, a majority of which related to our foreign operations, requiring the restatement of our financial statements for the fiscal years ended February 28, 2006 and February 28, 2007, as and previously reported in a Form 10-K/A for the year ended February 28, 2007, and reflected in this Form 10-K.

The following table summarizes the impact of the restatement discussed above on the previously issued Consolidated Financial Statements as of February 28, 2007 and 2006 and for the years ended February 28, 2007 and 2006. The adjustments below include interest and penalties associated with filing amended tax returns related to this restatement.

As of February 28, 2007	As Previously Reported	Adjustment	As Restated
Consolidated Balance Sheet			
Prepaid expenses and other current assets	**$ 4,454,000**	$ 171,000	$ 4,625,000
Deferred tax asset	**–**	3,082,000	3,082,000
Accrued expenses	**6,650,000**[1]	186,000	6,464,000[1]
Income taxes payable	**3,927,000**	4,252,000	8,179,000
Deferred tax liability	**2,369,000**	356,000	2,725,000
Minority interest	**1,912,000**	36,000	1,948,000
Additional paid-in capital	**50,670,000**	2,842,000	53,512,000
Retained earnings	**98,521,000**	(4,419,000)	94,102,000

For the Year Ended February 28, 2007	As Previously Reported	Adjustment	As Restated
Consolidated Statement of Operations			
Provisions for income taxes	**$5,826,000**	$2,165,000	$7,991,000
Minority interest in earnings of subsidiaries	**425,000**	31,000	456,000
Net income	**9,913,000**	(2,196,000)	7,717,000
Net income per common share:			
Basic	**$ .55**	$ (.12)	$ .43
Diluted	**$ .53**	$ (.12)	$ .41

For the Year Ended February 28, 2006	As Previously Reported	Adjustment	As Restated
Consolidated Statement of Operations			
Provisions for income taxes	**$2,560,000**	$ 1,328,000	$3,888,000
Minority interest in earnings of subsidiaries	**287,000**	143,000	430,000
Net income	**4,884,000**	(1,471,000)	3,413,000
Net income per common share:			
Basic	**$ .29**	$ (.09)	$ .20
Diluted	**$ .28**	$ (.09)	$ .19

For the Year Ended February 28, 2007	As Previously Reported	Adjustment	As Restated
Consolidated Statement of Cash Flows			
Income taxes paid	**$(1,564,000)**	$(1,137,000)	$(2,701,000)
Realized tax benefit of compensation expense	**276,000**	1,137,000	1,413,000
Net income	**9,913,000**	(2,196,000)	7,717,000
Deferred income tax	**1,030,000**	(832,000)	198,000
Minority interest	**425,000**	31,000	456,000
Accounts payable and accrued expenses	**6,432,000**[1]	(241,000)	6,191,000[1]
Income taxes	**2,077,000**	2,101,000	4,178,000

For the Year Ended February 28, 2006	As Previously Reported	Adjustment	As Restated
Consolidated Statement of Cash Flows			
Income taxes paid	**$ (464,000)**	$(1,399,000)	$ (1,863,000)
Realized tax benefit of compensation expense	**–**	1,399,000	1,399,000
Net income	**4,884,000**	(1,471,000)	3,413,000
Deferred income tax	**372,000**	(1,236,000)	(864,000)
Minority interest	**287,000**	143,000	430,000
Accounts payable and accrued expenses	**27,569,000**[2]	661,000	28,230,000[2]
Income taxes	**1,525,000**	504,000	2,029,000

(1) Accrued expenses were reclassified for February 28, 2007 to reflect the February 29, 2008 presentation. Due to seller of $1,611,000, Executive retirement plan of $1,200,000 and an Inventory reclassification were recorded for February 28, 2007. The reclassified balance is $6,464,000 at February 28, 2007.

(2) Accrued expenses were reclassified for February 28, 2006 to reflect February 29, 2008 presentation. Executive retirement plan for $600,000 was reclassed.

3. Acquisitions:

On August 29, 2006, the Company acquired the outstanding shares of DT Electronics, an entity engaged in the electronic components distribution business in the United Kingdom. This acquisition enabled us to expand our presence in Europe. The operating results of DT are reflected in the accompanying financial statements since the date of acquisition.

The initial purchase price for DT as of the acquisition date was $5,731,000 plus transaction costs of $367,000. The transaction also provides for potential additional payments to the sellers in three installments through 2009 from a guaranteed minimum of £850,000 (approximately $1,611,000) to a maximum of £2,549,000 (approximately $4,989,000), which amounts are calculated using current exchange rates. Payments of any amounts above the minimum were contingent upon the attainment of certain earnings milestones by DT during the three year period. The Company will pay the maximum estimated payment since DT has achieved the earnings milestones established by the agreement. The Company has accrued $3,245,000 at February 29, 2008, which is included in current liabilities.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition:

Purchase price	$10,720,000
Direct acquisition costs	367,000
Total purchase price	$11,087,000
Allocation of purchase price:	
Accounts receivable	$ 7,434,000
Inventory	3,142,000
Other current assets	11,000
Fixed assets	91,000
Accounts payable/accrued expenses	(4,490,000)
Bank credit line	(3,099,000)
Taxes payable	(325,000)
Other	(9,000)
Customer relationships	2,438,000
Cost in excess of net assets acquired	5,894,000
Total purchase price	$11,087,000

The acquisition has been accounted for using the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations." The purchase price was first allocated to tangible and any identifiable intangible assets. The excess purchase price was allocated to goodwill, which amounted to $5,894,000. The goodwill is not tax deductible. We allocated $2,438,000 to customer relationships which will be amortized over 17 years.

On June 6, 2007, the Company acquired Dacom-Süd Electronic Vertriebs GmbH ("Dacom"), an entity engaged in the electronic components distribution business in Germany. The acquisition furthered our expansion in Europe. The operating results of Dacom are reflected in the accompanying financial statements since the date of acquisition.

The Dacom acquisition has been accounted for using the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations". The following table presents the allocations of the aggregate purchase price for the Dacom acquisition based on the estimated fair values of assets acquired and liabilities assumed.

The purchase price for Dacom as of the acquisition date was $2,857,000, including transaction costs of $464,000. The purchase price allocated to goodwill was $2,287,000. The goodwill is not tax deductible. We allocated $170,000 to customer relationships which will be amortized over 17 years.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of the Dacom acquisition:

Purchase price	$2,393,000
Direct acquisition costs	464,000
Total purchase price	$2,857,000
Allocation of purchase price:	
Cash	$ 264,000
Accounts receivable	307,000
Inventory	650,000
Other current assets	90,000
Fixed assets	6,000
Accounts payable/accrued expenses	(800,000)
Bank credit line	(38,000)
Taxes payable	(79,000)
Customer relationships	170,000
Cost in excess of net assets acquired	2,287,000
Total purchase price	$2,857,000

The changes in the carrying amount of goodwill for the year ended February 29, 2008 are as follows:

Balance February 28, 2007	$ 8,332,000
Aquisition of Dacom	2,287,000
Reallocation of DT Electronics customer relationships	(2,438,000)
Other adjustments to fair value of net assets acquired	1,744,000
Balance February 29, 2008	$ 9,925,000

The following table summarizes the customer relationships from the acquisitions outlined above:

Customer relationships	$2,608,000
Accumulated amortization	108,000
Net	$2,500,000

Amortization expense for fiscal 2008 was $108,000 and will be $153,000 for each of fiscal 2009 through 2014.

The following unaudited pro forma information of the Company is provided to give effect to the DT and Dacom acquisitions assuming they occurred as of March 1, 2005, the beginning of the earliest period presented:

	Years Ended February		
	29, 2008	***28, 2007***	***28, 2006***
		(As Restated, see Note 2)	***(As Restated, see Note 2)***
Net sales	**$749,026,000**	$693,207,000	$527,539,000
Net income	**$2,600,000**	$8,723,000	$4,326,000
Net income per share:			
Basic	**$ .15**	$ .49	$ .25
Diluted	**$ .14**	$ .47	$ .24

The pro forma amounts above reflect the incremental interest expense based on borrowings to fund the purchase price assuming the acquisitions occurred as of March 1, 2005, with interest calculated at the Company's borrowing rate under its credit facility for the respective period. The pro forma net earnings above assume an income tax provision at the Company's consolidated tax rate for the respective year. The information presented above is for illustrative purposes only and is not indicative of results that may have been achieved if the acquisitions had occurred as of the beginning of the Company's 2006 fiscal year or of future operating performance.

4. Property, Plant and Equipment:

Property, plant and equipment, which is recorded at cost, consists of the following:

	February	
	29, 2008	*28, 2007*
Furniture, fixtures and equipment	**$10,685,000**	$ 8,895,000
Computer equipment	**9,222,000**	8,204,000
Leasehold improvements	**1,255,000**	1,255,000
	21,162,000	18,354,000
Less: accumulated depreciation and amortization	**16,633,000**	14,973,000
	$ 4,529,000	$ 3,381,000

Depreciation expense for the 2008, 2007 and 2006 years aggregated $1,660,000, $1,392,000 and $1,369,000, respectively.

5. Accrued Expenses:

Accrued expenses consist of the following:

	February	
	29, 2008	*28, 2007*
		(As Restated)
Commissions	**$2,131,000**	$1,662,000
Executive bonuses	**323,000**	1,246,000
Payroll and related benefits	**351,000**	864,000
Professional/Legal	**670,000**	–
Deferred rent	**347,000**	–
Sales returns	**891,000**	510,000
Other miscellaneous expenses	**3,902,000**	2,182,000
Total	**$8,615,000**	$6,464,000

6. Debt:

On January 31, 2007, the Company entered into an amended and restated secured revolving line of credit agreement with eight banks, which currently provides for maximum borrowings of $150,000,000 (the "Revolving Credit Line"). The Revolving Credit Line provides for borrowings utilizing an asset based formula predicated on a certain percentage of outstanding domestic accounts receivable and inventory levels at any given month end. Borrowings under the Revolving Credit Line bear interest at either (i) the lead bank's prime rate or (ii) LIBOR plus 150 basis points, at the option of the Company, through September 30, 2011, the due date of the loan. Direct borrowings under the Revolving Credit Line were $64,300,000 at February 29, 2008 and $30,000,000 at February 28, 2007. LIBOR rates ranged from 4.62% to 4.69% at February 29, 2008. There were no borrowings outstanding bearing interest at the prime rate at February 29, 2008. As of the end of each of the fiscal periods, the Company was in compliance with all of the required bank covenants under the Revolving Credit Line.

The Company also has a receivables financing agreement with a bank in England (the "Bank Credit Line"), which provides for maximum borrowings of £2.5 million (approximately $5,000,000) with interest at the bank's base rate plus 1.75% (5.25% at February 29, 2008). Borrowings under the Bank Credit Line were £310,000 ($603,000) at February 29, 2008. The Bank Credit Line renews annually in July.

On November 20, 2006, the Company entered a revolving credit agreement with a Singapore bank to provide a $30,000,000 secured line of credit to the Company's Asian subsidiaries and thereby finance the Company's Asian operations. Borrowings under the agreement utilize an asset based formula based on a certain percentage of outstanding accounts receivables and inventory levels at any given month end. Borrowings under the Singapore credit line bear interest at SIBOR plus 1.5%. As part of this agreement, the Company must maintain a compensating balance of $2,250,000, which amount is included in other assets. At February 29, 2008, there were $5,000,000 in borrowings under this credit line. There were no borrowings outstanding at February 28, 2007. The line of credit expires on November 20, 2009.

7. Stock-Based Compensation Plans:

a. Stock Options:

Stock options granted to date under each of the Company's 1998 and 2000 Stock Option Plans and 2000 Key Employee Stock Option Plan and 2002 Key Employee Stock Incentive Plan generally expire ten years after the date of grant and become exercisable in two equal annual installments commencing one year from date of grant. Stock options granted under the Company's Outside Director Stock Option Plan and 2000 and 2002 Outside Directors' Stock Option Plans expire ten years after the date of grant and become exercisable in three equal annual installments on the date of grant and the succeeding two anniversaries thereof.

A summary of options granted and related information for the years ended February 29, 2008, February 28, 2007 and February 28, 2006 is as follows:

	Options	Weighted Average Exercise Price
Outstanding February 29, 2005	3,373,493	$ 6.69
Granted	135,500	$ 8.55
Exercised	(539,835)	4.88
Cancelled	(405,750)	10.57
Outstanding February 28, 2006	2,563,408	6.56
Granted	60,000	12.46
Exercised	(463,552)	5.86
Cancelled	(33,038)	7.92
Outstanding February 28, 2007	2,126,818	6.85
Granted	60,000	8.91
Exercised	(27,000)	7.81
Cancelled	-	-
Outstanding February 29, 2008	2,159,818	$ 6.90
Aggregate intrinsic value of outstanding options at February 29, 2008	$1,480,000	
Options exercisable at the end of each fiscal year:		
February 28, 2006	2,414,908	$ 6.35
February 28, 2007	2,045,693	6.70
February 29, 2008	2,099,818	6.81

The following table summarizes information about stock options outstanding as of February 29, 2008:

	Outstanding			Exercisable	
Range of exercise prices	Number of shares	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$2.93 to $6.44	1,304,568	2.73 years	$ 4.91	1,304,568	$ 4.91
$7.31 to $14.62	843,250	5.11 years	$ 9.81	783,250	$ 9.78
$18.33	12,000	2.53 years	$18.33	12,000	$18.33
	2,159,818			2,099,818	

The aggregate intrinsic value above of $1,480,000 represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of fiscal 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on February 29, 2008. This amount changes based on the fair market value of the Company's common stock. The total intrinsic value of options exercised for fiscal 2008 was $132,000.

Cash received from option exercises during the 2008, 2007 and 2006 fiscal years was $210,000, $2,726,000 and $2,636,000, respectively and is included within the financing activities section in the accompanying consolidated statements of cash flows.

b. Restricted Common Stock:

Subject to the terms and conditions of the 2002 Key Employee Stock Incentive Plan, as amended, the compensation committee may grant shares of restricted common stock. Shares of restricted stock awarded may not be sold, transferred, pledged or assigned until the end of the applicable period of restriction established by the compensation committee and specified in the award agreement. Compensation expense is recognized on a straight-line basis as shares become free of forfeiture restrictions (i.e., vest), which is a five or seven year period from the date of grant. For fiscal years 2008 and 2007, the Company recorded compensation expense aggregating $723,000 and $306,000, respectively relating to the vesting of restricted stock.

Summary of Non-Vested Shares:

The following information summarizes the changes in non-vested restricted stock for the year ended February 29, 2008:

	Shares	Weighted Average Grant Date Fair Value
Non-vested shares at March 1, 2006	-	$ -
Granted	263,000	9.98
Vested	-	-
Non-vested shares at March 1, 2007	263,000	$ 9.63
Granted	218,000	11.16
Vested	(23,286)	8.45
Forfeited	(4,430)	9.13
Non-vested shares at February 29, 2008	453,284	$10.63

As of February 29, 2008, there was total unrecognized compensation cost of $4,391,000 related to non-vested shares and stock options which is expected to be recognized over a period of 7 years. We have reserved 210,000 shares for issuance for stock options and restricted stock at February 29, 2008.

The Company recorded, as a component of Operating expenses, a charge of $1,213,000 ($745,000 net of related taxes) and $749,000 for the years ended February 29, 2008 and February 28, 2007, relating to the expensing of stock options and restricted stock.

8. Minority Interests in Subsidiaries:

Minority interests at February 29, 2008 and February 28, 2007 represent a 15% minority interest in NIC Components Asia PTE. LTD, (NIA) and a 20% minority interest in NIC Components Europe Limited (NIE).

9. Income Taxes (Restated):

Components of income before income taxes is as follows:

	2008	2007	2006
		(As Restated)	(As Restated)
Domestic	**$1,129,000**	$ 7,464,000	$ 584,000
Foreign	**2,468,000**	8,700,000	7,147,000
	$3,597,000	$16,164,000	$7,731,000

The provision for income taxes is comprised of the following:

	2008	2007	2006
		(As Restated)	*(As Restated)*
Current:			
Federal	**$ 1,245,000**	$4,907,000	$2,942,000
State and local	**306,000**	1,269,000	106,000
Foreign	**1,351,000**	1,521,000	1,491,000
Deferred:			
Federal	**(1,520,000)**	(197,000)	(864,000)
State	**(250,000)**	(7,000)	299,000
Foreign	**(366,000)**	498,000	(86,000)
	$ 766,000	$7,991,000	$3,888,000

The following is a reconciliation of the maximum statutory federal tax rate to the Company's effective tax rate:

	2008	2007	2006
		(As Restated)	*(As Restated)*
Provision at statutory rate	**35.0%**	35.0%	35.0%
Interest and penalties	**6.6%**	4.6%	0.2%
State taxes provided, net of Federal tax benefit	**4.4%**	5.5%	8.3%
International tax rate differential	**(18.6)%**	3.7%	3.8%
Stock options benefit	**(6.4)%**	–	–
Other	**0.3%**	0.6%	3.0%
Provision for income taxes	**21.3%**	49.4%	50.3%

During fiscal 2008, the Company has elected to permanently reinvest foreign earnings. The total earnings permanently reinvested as of February 29, 2008 was $2,468,000. The impact of the lower international rates versus the U.S. tax rate was 18.6%.

We provide for deferred taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS 109), which requires the asset and liability approach for measuring deferred tax assets and liabilities due to temporary differences existing at year-end using currently enacted tax rates. We assess the recoverability of the deferred tax assets and determine if a valuation allowance is necessary under a "more likely than not" approach. We analyze our ability to utilize deferred tax assets by considering future taxable income, reversal of tangible temporary differences and available tax planning strategies. During fiscal 2008, we recorded a valuation allowance of $839,000 related to a foreign net operating loss carryforward ("NOL") due to uncertainty regarding our ability to utilize such NOL in the future.

The significant components of deferred assets and liabilities are as follows:

	2008	2007
		(As Restated)
Deferred tax assets:		
Accounts receivable	**$ 1,293,000**	$ 1,524,000
Inventory	**1,422,000**	779,000
Accrued expenses	**554,000**	480,000
Stock options	**616,000**	–
Foreign net operating loss carryforward	**1,302,000**	293,000
Other	**(7,000)**	6,000
Total deferred tax assets	**5,180,000**	3,082,000
Valuation allowance	**(839,000)**	-
Net deferred tax assets	**$ 4,341,000**	$ 3,082,000
Deferred tax liabilities:		
Fixed assets	**$(1,141,000)**	$(1,307,000)
Intangables	**(1,393,000)**	-
Income on Domestic International Sales Corp.	**(637,000)**	(730,000)
Unremitted foreign earnings	**-**	(481,000)
Other	**(107,000)**	(207,000)
Total deferred tax liabilities	**$(3,278,000)**	$(2,725,000)
Net deferred tax asset	**$ 1,063,000**	$ 357,000

As of February 28, 2008, the Company had approximately $4,300,000 of foreign operating loss carryforwards available. Foreign NOL's of $546,000 will expire in 2024; the remaining foreign NOL's have an indefinite life.

The tax years with respect to Federal income tax returns have been closed for all years through 2004.

The Company adopted the provisions of FIN 48 on March 1, 2007. The adoption did not result in the recognition of any unrecognized tax benefits. There were no unrecognized tax benefits at February 29, 2008.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in tax expense. During fiscal 2008, the Company incurred $760,000 of expense related to interest and penalties, of which $150,000 was accrued at February 29, 2008.

10. Employee Benefit Plans:

On January 13, 1987, the Company's Board of Directors approved the adoption of an employee stock ownership plan (ESOP). The ESOP covers all eligible employees and contributions are determined by the Board of Directors. The ESOP purchases shares of the Company's common stock using loan proceeds. As the loan is repaid, a pro rata amount of common stock is released for allocation to eligible employees. The Company makes cash contributions to the ESOP to meet its obligations. No contributions have been made to the ESOP for the three years ended February 29, 2008. At February 29, 2008, the ESOP owned 404,467 shares of the Company's common stock at an average price of approximately $3.45 per share. In April, 2008, the Board of Directors approved a resolution to proceed with filing an application to terminate this ESOP.

In January 1991, the Company established a 401(k) profit sharing plan to cover all eligible employees. The Company's contributions to the plan are discretionary, but may not exceed 1% of compensation. Contributions to the plan for the three years ended February 29, 2008, February 28, 2007 and 2006 were $279,000, $307,000 and $262,000, respectively.

11. Commitments and Contingencies:

Employment Contracts:

On September 13, 1996, the Company signed employment contracts (the "Contracts"), as amended, with two of its senior executives for a continually renewing five-year term. The Contracts specified a base salary of $226,545 for each officer, which shall be increased each year by the change in the consumer price index, and also entitle those officers to an annual bonus equal to 3.33% (6.7% in the aggregate) of the Company's consolidated earnings before income taxes. On the termination of his employment agreement, each executive is entitled to certain payments, as follows:

- Due to death or Disability (as defined in the employment agreement), salary and benefits for a five (5) year period.
- For Cause (as defined in the employment agreement), solely base salary through the date of termination.
- Termination other than for death, disability or cause, shall be deemed to be a "Retirement" under the Retirement Plan discussed below.
- Following a Change in Control (as defined in the employment agreement), a lump sum equal to three times the average total compensation paid to the applicable employee with respect to the five fiscal years of the Company prior to the Change of Control, minus $100.

Executive Retirement Plan:

On December 1, 2004, the Board of Directors approved the adoption of the Nu Horizons Executive Retirement Plan (the "Retirement Plan"). Pursuant to the terms of the Retirement Plan, the Company will provide an unfunded retirement benefit to certain executive employees of the Company and its subsidiaries upon such executive's retirement (as defined in the Retirement Plan). At the time the Board of Directors approved the Retirement Plan, they determined that the participation of Mr. Nadata, Chairman of the Board and Chief Executive Officer, and Mr. Schuster, President, each a Founder (as defined in the Retirement Plan), would be contingent upon the execution and delivery by each of them of an amendment to their respective employment agreements, which amendment would provide that a termination of employment other than for death, disability or cause would be a "Retirement" under the Retirement Plan. As a result the "Effective Date" of the Retirement Plan is March 28, 2005, the date of such execution and delivery. Upon his Retirement, each executive will be entitled to receive an annual benefit in an amount determined by the number of years of service the executive has provided to the Company, ranging from a minimum of $310,000 for 20 years of service to a maximum of $393,000 for 25 years of service. The Company has accrued $1,684,000 and $1,200,000 at February 29, 2008 and February 28, 2007, respectively.

Leases:

In December 1996, the Company leased an approximately 80,000 square foot facility in Melville, Long Island, New York to serve as its executive offices and main distribution center. In mid-1997, the Company moved its executive offices and distribution operation to the facility. The lease term is from December 17, 1996 to December 31, 2008 at an annual base rental of $601,290 and provides for a 4% annual escalation in each of the last ten years of the term. This lease is currently being renegotiated. On November 1, 2006, the Company entered into a new warehouse lease in Southaven, Mississippi for approximately 48,000 square feet. The lease term is from November 1, 2006 to January 31, 2012 at an annual base rent of $205,000. The Company also leases certain other sales offices, warehouses and other properties which leases include various escalation clauses, renewal options, and other provisions. Aggregate minimum rental commitments under non-cancelable operating leases are as follows:

Fiscal 2009	$3,460,000
Fiscal 2010	1,817,000
Fiscal 2011	937,000
Fiscal 2012	713,000
Fiscal 2013	180,000
Thereafter	-

Rent and real estate tax expense was $4,473,000, $3,559,000 and $3,429,000, for the years ended February 29, 2008, February 28, 2007 and 2006, respectively.

Litigation:

At times the Company is involved in various lawsuits incidental to its business. At February 29, 2008, management does not believe that any litigation matter is material to its financial statements.

On or about October 4, 2007, a Consolidated Amended Class Action Complaint for Securities Fraud ("Amended Complaint") was filed in the United States District Court for the District of California in the matter entitled *Louis Grasso, individually and on behalf of all others similarly situated, Plaintiff, v. Vitesse Semiconductor Corporation, Louis Tomasetta, Yatin Mody, Eugene F. Hovanec, Silicon Valley Bank, Nu Horizons Electronics Corp, Titan Supply Chain Services, Corp. (Formerly Known as Titan Logistics Corp.), and KPMG LLP, Defendants.* Pursuant to the Amended Complaint, Nu Horizons, Titan, Silicon Valley Bank, and KPMG LLP were added as defendants to the putative class action which had been commenced by certain purchasers of Vitesse common stock. In the Amended Complaint, plaintiff alleges that Nu Horizons and Titan violated Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and seeks rescission or unspecified damages on behalf of a purported class which purchased Vitesse common stock during the period from January 27, 2003 to and including April 27, 2006. As of February 29, 2008, a class has not been certified. The complaint against Nu Horizons was dismissed with prejudice. The plaintiffs have not determined whether they will appeal that ruling. Nu Horizons will vigorously defend any such appeal.

12. Major Suppliers/Customers:

Suppliers:

For the year ended February 29, 2008, the Company purchased inventory from one supplier that was in excess of 10% of the Company's total purchases. Purchases from this supplier were approximately $193,584,000, for the fiscal year. 16% of total accounts payable as of February 29, 2008 related to this supplier.

For the year ended February 28, 2007, the Company purchased inventory from three suppliers that was in excess of 10% of the Company's total purchases. Purchases from these suppliers were approximately $121,160,000, $111,522,000 and $62,745,000 for the fiscal year. 53% of total accounts payable as of February 28, 2007 related to these suppliers.

For the year ended February 28, 2006, the Company purchased inventory from three suppliers that was in excess of 10% of the Company's total purchases. Purchases from these suppliers were approximately $104,644,000, $78,586,000 and $75,522,000 for the fiscal year. 63% of total accounts payable as of February 28, 2006 related to these suppliers.

Customers:

For the years ended February 29, 2008, February 28, 2007 and February 28, 2006, no one customer accounted for more than 10% of the Company's total sales.

13. Business Segment and Geographic Information:

The Company is operating in a single business segment, distribution of electronic components, in accordance with the rules of SFAS No. 131 ("Disclosure About Segments of an Enterprise and Related Information").

Although the Company's business is primarily conducted in the United States, operations are also carried out overseas through our foreign subsidiaries in different geographic areas.

The net book value of long-lived assets, by geographic area, as at the end of the fiscal years are as follows:

	2008	*2007*	*2006*
Americas	**$3,903,000**	$2,721,000	$3,038,000
Europe	**187,000**	161,000	25,000
Asia/Pacific	**439,000**	499,000	551,000
	$4,529,000	$3,381,000	$3,614,000

Revenues, by geographic area, for the fiscal years are as follows:

	2008	*2007*	*2006*
Americas	**$512,749,000**	$533,598,000	$392,322,000
Europe	**61,489,000**	23,510,000	6,425,000
Asia/Pacific	**172,932,000**	111,483,000	100,768,000
	$747,170,000	$668,591,000	$499,515,000

Total assets, by geographic area, at the end of the fiscal years are as follows:

	2008	*2007*	*2006*
		(As Restated)	*(As Restated)*
Americas	**$219,120,000**	$187,819,000	$170,911,000
Europe	**16,149,000**	18,973,000	7,932,000
Asia/Pacific	**71,144,000**	61,197,000	68,212,000
	$306,413,000	$267,989,000	$247,055,000

15. Selected Quarterly Financial Data *(Unaudited)*:

	Three Month Period Ended			
	February 29, 2008	November 30, 2007	August 31, 2007	May 31, 2007
				(As Restated)
Net sales	**$193,188,000**	$193,066,000	$185,549,000	$175,367,000
Cost of sales	**166,348,000**	160,885,000	154,109,000	145,429,000
Operating expenses	**27,632,000**	30,615,000	28,229,000	25,997,000
Interest expense, net	**1,214,000**	1,160,000	1,042,000	913,000
Provision for income taxes	**(2,424,000)**	654,000	1,286,000	1,250,000
Minority interest	**(6,000)**	126,000	102,000	90,000
Net income	**$ 424,000**	$ (374,000)	$ 781,000	$ 1,688,000
Net Income per Common Share				
Basic	**$ .02**	$ (.02)	$ .04	$ .09
Diluted	**$ .02**	$ (.02)	$ .04	$ .09
Weighted Average Common Shares Outstanding				
Basic	**17,939,325**	18,377,582	18,371,908	18,217,603
Diluted	**18,231,184**	18,377,582	19,237,927	19,046,335

	Three Month Period Ended			
	February 28, 2007	November 30, 2006	August 31, 2006	May 31, 2006
	(As Restated)	(As Restated)	(As Restated)	(As Restated)
Net sales	**$155,363,000**	$169,982,000	$172,327,000	$170,919,000
Cost of sales	**128,517,000**	140,626,000	142,885,000	142,238,000
Operating expenses	**24,874,000**	24,295,000	23,208,000	22,514,000
Interest expense, net	**876,000**	1,012,000	481,000	901,000
Provision for income taxes	**542,000**	2,002,000	2,844,000	2,603,000
Minority interest	**31,000**	114,000	162,000	149,000
Net income	**$ 523,000**	$ 1,933,000	$ 2,747,000	$ 2,514,000
Net Income per Common Share				
Basic	**$ .03**	$ .11	$ .16	$ .14
Diluted	**$ .03**	$ .10	$ .15	$ .14
Weighted Average Common Shares Outstanding				
Basic	**18,158,034**	18,059,849	17,697,958	17,596,232
Diluted	**18,926,647**	19,018,687	18,655,852	18,293,721

As discussed in Footnote 1, the revenue and cost of sales for quarters ended November 30, 2007 and prior have been reclassified.

The Board of Directors and Shareholders
Nu Horizons Electronics Corp.
Melville, New York

We have audited the accompanying consolidated balance sheet of Nu Horizons Electronics Corp. (the "company") as of February 29, 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nu Horizons Electronics Corp. at February 29, 2008, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the company adopted FASB Interpretation No. 48 " Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109," effective March 1, 2007, and the company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," as revised, effective March 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Nu Horizons Electronics Corp.'s internal control over financial reporting as of February 29, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 12, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Ernst & Young LLP
Melville, New York

May 12, 2008

The Board of Directors and Shareholders
Nu Horizons Electronics Corp.
Melville, New York

We have audited the accompanying consolidated balance sheet of Nu Horizons Electronics Corp. and subsidiaries (the Company) as of February 28, 2007, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended February 28, 2007 and 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nu Horizons Electronics Corp. and subsidiaries as of February 28, 2007, and the results of their operations and their cash flows for the years ended February 28, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R) - "Share-Based Payments", as revised, effective March 1, 2006.

As discussed in Note 2 to the consolidated financial statements, the Company previously restated its consolidated financial statements for the years ended February 28, 2007 and 2006.

Lazar Levine & Felix LLP

LAZAR LEVINE & FELIX LLP
Certified Public Accountants
New York, New York

May 7, 2007
(November 21, 2007, as to the effects of the restatement discussed in Note 2)

Market for the Company's Common Equity and Related Stockholder Matters

a) The Company's common stock is traded on The Nasdaq Global Market under the symbol "NUHC". The following table sets forth, for the periods indicated, the high and low sales prices for the Company's common stock as reported by The Nasdaq Global Market.

	High	Low
Fiscal Year 2007:		
First Quarter	$ 9.75	$ 7.95
Second Quarter	14.84	7.18
Third Quarter	14.26	10.33
Fourth Quarter	12.09	8.61
Fiscal Year 2008:		
First Quarter	$12.83	$ 9.03
Second Quarter	13.74	8.30
Third Quarter	9.66	6.00
Fourth Quarter	7.44	5.40
Fiscal Year 2009:		
First Quarter (Through April 30, 2008)	**$ 6.99**	**$ 5.29**

b) As of April 30, 2008, the Company's common stock was owned by approximately 611 holders of record and 2,753 beneficial holders.

c) The Company does not anticipate that it will pay any dividends in the foreseeable future. The Company currently intends to retain future earnings for use in the operation and development of its business and for potential acquisitions. In addition, the terms of the Company's loan agreement limit the payment of dividends to no more than 25% of the Company's consolidated net income. No dividends were paid in fiscal years 2008 and 2007.

Annual Meeting

The Annual Meeting of Shareholders will be held on
August 5, 2008 at 10:00 AM at the
Melville Marriott Hotel
1350 Old Walt Whitman Road
Melville, New York 11747

Available Information

The Company's report on Form 10-K as filed with the Securities and Exchange Commission is available upon written request to:
Office of the Secretary, Nu Horizons Electronics Corp.,
70 Maxess Rd., Melville, New York, 11747

In addition, our Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) under the Securities Exchange Act are made available free of charge on our website at http://www.nuhorizons.com as soon as reasonably practical after we electronically file such material with, or furnish it to, the Securities Exchange Commission.

Corporate Information

Arthur Nadata
Chairman of the Board of Directors, Chief Executive Officer and Director

Richard S. Schuster
President, Chief Operating Officer, Secretary, Director and President – NIC Components Corp.

Kurt Freudenberg
Executive Vice President, Treasurer, Chief Financial Officer and Director

Herbert M. Gardner
Director
Executive Vice President and Treasurer– Barrett Gardner Associates, Inc.
Chairman of the Board – Supreme Industries, Inc.

Martin Novick
Director
Consultant – Audiovox Electronics Corporation

Dominic A. Polimeni
Director
Managing Director – Gulfstream Financial Group, Inc.

David Siegel
Director
Vice President and Director – Great American Electronics

Stephen A. Mussmacher
Senior Vice President, Global Operations

Elaine Givner
Vice President, Human Resources, Training & Development

David Bowers
Executive Vice President, President – Nu Horizons Distribution Division

Robert Schatz
Executive Vice President, Global Operations – NIC Components Corp.

Richard Rubinstein
Senior Vice President, Global Sales – NIC Components Corp.

Transfer Agent and Registrar

American Stock Transfer & Trust Company,
40 Wall Street, New York, New York 10005

Corporate Counsel

Farrell Fritz, P.C.
1320 RexCorp Plaza, Uniondale, New York 11556

Independent Auditors

Ernst & Young LLP
395 North Service Road
Melville, New York 11747

Design: Honaski Design Group Ltd. www.hdg-creative.com

NU HORIZONS ELECTRONICS

70 Maxess Road, Melville, New York 11747
Tel: 631-396-5000 • Fax: 631-396-5050
www.nuhorizons.com



END